AMENDMENT TO

AMENDED AND RESTATED SUB-ADVISORY AGREEMENT

PIMCO EQUITY SERIES

650 Newport Center Drive

Newport Beach, California 92660

AMENDMENT, dated November 1, 2020, to the Amended and Restated Sub-Advisory Agreement entered into on August 26, 2016 (the “Agreement”), by and between Pacific Investment Management Company LLC (the “Adviser”) and Research Affiliates, LLC (the “Sub-Adviser”). Capitalized terms used in this Amendment without definition shall have the respective meanings given to such terms in the Agreement.

WHEREAS, the Adviser has been retained by PIMCO Equity Series (the “Trust”) as investment adviser to provide investment advisory services to the series of the Trust, including the series listed on Exhibit A attached to the Agreement and made a part thereof, as such Exhibit A may be amended from time to time (each a “Fund” and collectively, the “Funds”), pursuant to the Investment Advisory Agreement;

WHEREAS, the Adviser has retained the Sub-Adviser to assist the Adviser in providing Advisory Services in connection with the Funds;

WHEREAS, the Agreement by its terms may be amended or modified by a writing signed by duly authorized officers of both parties; and

WHEREAS, the Adviser wishes to amend the Agreement to make certain changes to Exhibit A attached to the Agreement and to make other non-material changes;

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the Adviser and the Sub-Adviser as follows:

I.        Effective November 1, 2020, Exhibit A of the Agreement is deleted and replaced in its entirety by Exhibit A attached hereto.

II.      All ® symbols following the terms “Fundamental Index” and “RAFI” in the Agreement are hereby deleted in their entirety and replaced with TM as follows:

Fundamental Index™

RAFI™

III.      Paragraph 7(a) of the Agreement is deleted and replaced in its entirety by the following:

7.        (a)        For the services provided and the expenses assumed pursuant to this Agreement and except as provided in Section 7(b), the Adviser will pay the Sub-Adviser and the Sub-Adviser will accept as full compensation therefore a fee computed daily and paid monthly in arrears on the first business day of each month, based upon the average daily value (as determined on each business day at the time set forth in the Fund’s Prospectus for determining net asset value per share) of the net assets of each Fund or the net assets of a Fund attributable to its Equity Sleeve, as applicable, equal to the lesser of: (i) a fee at the per annum rate set forth in Exhibit A attached hereto, as may be amended from time to time; or (ii) such fee as may from time to time be agreed upon in writing by the Adviser and the Sub-Adviser. If the fee payable to the Sub-Adviser pursuant to this paragraph begins to accrue after the beginning of any month or if this Agreement terminates before the end of any month, the fee for the period from such date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs. Consistent with Section 22 of this Agreement, the parties have entered into a separate agreement, dated March 11, 2015, as supplemented August 26, 2016 and November 1, 2020, as may be amended from time to time, which relates to the sub-advisory fees to be paid under this Agreement and Exhibit A to this Agreement, as may be amended. For purposes of calculating fees, the value of each Fund’s net assets, or the net assets of a Fund attributable to its Equity Sleeve, as applicable, shall be computed in the manner specified in the Fund’s Prospectus and the Trust’s governing instruments for the computation of the value of the Fund’s net assets in connection with the determination of the net asset value of the Fund’s shares. Payment of said compensation shall be the sole responsibility of the Adviser and shall in no way be an obligation of a Fund or of the Trust.

IV.	Paragraph 22 of the Agreement is deleted in its entirety and replaced by the following:

22.        This Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties. This Agreement supersedes all previous sub-advisory agreements between the parties relating to the Funds. There are no oral or written collateral representations, agreements or understandings except as provided herein. The parties may mutually agree to other matters regarding the Advisory Services which may be represented by other agreements between the parties. Consistent with the foregoing sentence, the parties have entered into separate agreements, dated December 12, 2014, and March 11, 2015, as supplemented August 26, 2016 and November 1, 2020, as each may be amended from time to time, which shall be controlling over this Agreement, as may be amended, as each relates to the subject matter of this Section 22.

V.      The information provided under “If to Research Affiliates:” in Section 21 of the Agreement is hereby deleted in its entirety and replaced as follows:

Asher Ailey

Chief Legal Officer

620 Newport Center Drive, Suite 900

Newport Beach, CA 92660

Phone: (949) 325-8731

Fax: (949) 325-8931

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:	Peter G. Strelow
Title:	Managing Director and Co-Chief Operating Officer

RESEARCH AFFILIATES, LLC

By:
Name:
Title: